UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 1-12001

THE 401(K) PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The 401(k) Plan

Years Ended December 31, 2011 and 2010

With Report of Independent Registered Public Accounting Firm

The 401(k) Plan

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of The 401(k) Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

June 25, 2012

The 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Investments at fair value:
Interest in common collective trusts	$101,404,721	$1,041,553
Interest in registered investment companies	75,418,137	166,199,013
Interest in synthetic investment contracts	43,549,372	38,800,091
Corporate common stocks	32,029,633	33,176,158
Interest-bearing cash and cash equivalents	—	7,279,981

Total investments at fair value	252,401,863	246,496,796

Notes receivable from participants	15,766,253	14,504,120
Contribution receivable	1,822,168	1,625,130

	17,588,421	16,129,250

Net assets available reflecting investments at fair value	269,990,284	262,626,046
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,752,756)	(1,179,760)

Net assets available for benefits	$268,237,528	$261,446,286

See accompanying notes.

The 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2011	2010
Contributions:
Employer	$8,550,408	$7,148,485
Employee	17,875,172	15,012,930
Rollovers	1,064,049	738,384

Total contributions	27,489,629	22,899,799

Interest income on notes receivable from participants	734,353	775,767

Investment income:
Net gain/(loss) from interest in common collective trusts	(4,152,380)	1,938,008
Net gain/(loss) on corporate common stocks	(3,412,306)	6,804,408
Net gain from interest in registered investment companies	2,102,013	19,517,135
Interest income	—	446,036
Other income	1,400,340	1,289,117

Total investment income/(loss)	(4,062,333)	29,994,704

	24,161,649	53,670,270

Transfers out of plan	(55,052)	—

Distributions to participants	(16,856,304)	(16,271,624)
Administrative expenses and other, net	(459,051)	(402,719)

	(17,370,407)	(16,674,343)

Net increase in net assets available for benefits	6,791,242	36,995,927
Net assets available for benefits at beginning of year	261,446,286	224,450,359

Net assets available for benefits at end of year	$268,237,528	$261,446,286

See accompanying notes.

The 401(k) Plan

Notes to Financial Statements

December 31, 2011

1. Significant Accounting Policies

Use of Estimates and Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates.

The financial statements are prepared under the accrual basis of accounting.

Investment Valuation

Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Participant Loans

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2011 or 2010. If a participant ceases to make a note repayment and the plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.” ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of this pronouncement is not expected to have a material impact on the Plan’s financial statements.

The 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

2. Description of the Plan

The 401(k) Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations.

Qualifying employee contributions are partially matched by the respective employing companies that are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). Depending upon the particular employing company and the bargained or non-bargained status of the employee, the employer matching contribution percentages vary from 50% to 100% of the employee contributions. Employer matching contributions under the Plan are further subject to maximum match percentages ranging from 3.5% to 7% of pay, and some matches are subject to a flat $1,000 or other annual limit.

Employees at certain employing companies receive an employer contribution, regardless of the employee’s own deferral rate, consisting of either (a) 6.5% of the employee’s compensation, or (b) a contribution based upon hours worked, which ranges from $0.25 per hour to $0.50 per hour.

An employer flat annual dollar contribution may also be paid into the Plan based upon the employee’s years of service, which ranges from $100 for 0 to 4 years of service up to $2,500 for 35 or more years of service depending upon: (a) the particular employing company, (b) the bargained or non-bargained status of the employee, (c) the employee’s date of hire, and/or (d) the employee maintaining a minimum deferral rate of 2%.

The specific conditions and criteria governing eligibility for the various employer contributions are set forth in the plan documents.

The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement Income 2020 Fund). Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document.

The 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

2. Description of the Plan (continued)

Participants are fully vested in their entire participant account balance, except that those employees receiving an employer contribution of 6.5% of their compensation regardless of their own deferral rate, vest in such 6.5% contributions upon completing three years of service.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

3. Investments

The BNY Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs were comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), common collective trusts (CCT) and pooled separate account, and collateralized mortgage obligations (CMOs).

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.

The 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

3. Investments (continued)

Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2011 and 2010 were as follows:

	Years Ended December 31
	2011	2010
Based on actual earnings	2.54%	3.01%
Based on interest rate credited to participants	2.31%	2.90%

Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.

Certain investments Funds are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit a Fund. Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2011 and 2010:

	December 31
	2011	2010
Allegheny Technologies Incorporated common stock	$32,029,633	$33,176,158
Vanguard Institutional Index Fund	26,220,786	27,969,497
Vanguard Target Retirement 2025 Fund	16,403,412	14,192,254
Vanguard Target Retirement 2020 Fund	16,182,695	14,148,780
Vanguard Target Retirement 2015 Fund	14,915,980	15,466,553
Prudential Core Conservative Intermediate Bond Fund*, ***	13,603,497	12,639,612
Alliance Bernstein Small Mid Cap Value Fund**	12,183,599	14,921,346

* Prior year presented for comparative purposes only

** Current year presented for comparative purposes only

***Held within SICs

The 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

4. Fair Value Measurements

In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Determination of Fair Value

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The three levels of inputs to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

The 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

4. Fair Value Measurements (continued)

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Valuation Methodologies

The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:

•

Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all common stock is classified within Level 1 of the valuation hierarchy.

•

Common collective trust funds and pooled separate accounts – These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•

Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

The 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

4. Fair Value Measurements (continued)

•

Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, ABOs, CMOs and other – Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

•

Synthetic investment contracts – Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, CCTs, a pooled separate account, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

The following tables present the financial instruments carried at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the periods presented.

Assets measured at fair value on a recurring basis:

December 31, 2011	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$101,404,721	$101,404,721
Interest in registered investment companies (b)	75,418,137	—	75,418,137
Interest in synthetic investment contracts (c)	—	43,549,372	43,549,372
Corporate common stock (d)	32,029,633	—	32,029,633

Total assets at fair value	$107,447,770	$144,954,093	$252,401,863

a)	This class includes approximately 6% fixed income funds and 94% target dated funds. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
b)	This class includes approximately 61% U.S. equity funds, 11% non-U.S. equity funds, 11% balanced funds, and 17% fixed income funds.
c)	This class includes approximately 13% government and government agency bonds, 1% corporate bonds, 3% residential mortgage-backed securities, 7% commercial mortgage-backed securities, 11% pooled separate accounts, 63% common /collective trusts, and 2% asset-backed securities. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
d)	Comprised of ATI common stock.

The 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

4. Fair Value Measurements (continued)

December 31, 2010	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$1,041,553	$1,041,553
Interest in registered investment companies (b)	166,199,013	—	166,199,013
Interest in synthetic investment contracts (c)	—	38,800,091	38,800,091
Corporate common stock (d)	33,176,158	—	33,176,158
Interest-bearing cash and cash equivalents	7,279,981	—	7,279,981

Total assets at fair value	$206,655,152	$39,841,644	$246,496,796

a)	This class includes approximately 100% fixed income funds.
b)	This class includes approximately 31% U.S. equity funds, 6% non-U.S. equity funds, 6% balanced funds, 50% target date funds, and 7% fixed income funds.
c)	This class includes approximately 23% government and government agency bonds, 22% corporate bonds, 26% residential mortgage-backed securities, 11% commercial mortgage-backed securities, 4% short-term investments, and 14% asset-backed securities.
d)	Comprised of ATI common stock.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 22, 2011 effective for amendments through October 24, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan was most recently amended effective June 20, 2010.

The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2008.

6. Plan Termination

Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

The 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The 401(k) Plan

EIN: 25-1792394 Plan: 098

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Description	Current Value
Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$12,183,599
American Funds Europacific Growth Fund	7,066,971
American Funds Growth Fund of America	8,584,495
MFS Value Fund	3,162,211
MSIF Small Company Growth Fund	4,558,676
Federated Money Market	85,419
Vanguard FTSE All-World Ex-US Index Fund	843,851
Vanguard Inflation-Protected Securities Fund	2,444,187
Vanguard Institutional Index Fund	26,220,786
Vanguard Total Bond Market Index Fund	9,889,589

$75,039,784
Self-Directed Accounts
Ultrabull Profund Investor Fund	76,740
Artisan International Fund	15,438
Columbia Energy & Natural Resources Fund	52,919
T. Rowe Price Global Technology Fund	31,549
Vanguard High Yield Corporate Bond Fund	15,915
Longleaf Partners Fund	34,164
Vanguard Health Care Fund	51,938
Vanguard Primecap Fund	48,218
Oakmark International Fund	1,939
Dodge & Cox Income Fund	16,667
Dodge & Cox Stock Fund	26,679
Goldman Sachs Commodity Strategy Fund	5,735
Fidelity Select Electronics Fund	452

378,353

Total Registered Investment Companies	$75,418,137

Corporate Common Stock
Allegheny Technologies Incorporated*	$32,029,633

$32,029,633

Common Collective Trusts
Mellon Stable Value Fund of The Bank of New York Mellon	$1,093,692
The Bank of New York Collective Trust Government Short Term Investment Fund of the Bank of New York Mellon	4,996,949
Vanguard Target Retirement 2010 Fund	7,357,524
Vanguard Target Retirement 2015 Fund	14,915,980
Vanguard Target Retirement 2020 Fund	16,182,695
Vanguard Target Retirement 2025 Fund	16,403,412
Vanguard Target Retirement 2030 Fund	12,057,806
Vanguard Target Retirement 2035 Fund	9,768,011
Vanguard Target Retirement 2040 Fund	7,034,189
Vanguard Target Retirement 2045 Fund	5,799,714
Vanguard Target Retirement 2050 Fund	2,099,850

The 401(k) Plan

EIN: 25-1792394 Plan: 098

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Description	Current Value
Vanguard Target Retirement Income Fund	3,694,899
Adjustment from fair to book value	(32,091)

$101,372,630

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$156,438
CMBS, BACM 2005-3 A3A	512,143
GNMA Project Loans, GNR 06-51 A	111,639
Bank of America, N.A. Wrap contract	(17,606)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	762,614

CMBS, CDCMT 2002-FX1D1	404,955
CNP 2005-A A2	148,909
Freddie Mac, FHR 2891 NB	117,216
CMBS, MLMT 05-CIP1 A2	550,539
CMBS, CD05-CD1 A2 FX	95,799
State Street Bank Wrap contract	(10,262)

State Street Bank Fixed Maturity Synthetic Contract 105028	1,307,156

BMWOT 2011-A A3	200,310
CGCMT 2004-C1 A3	71,213
CSFB 2003-CK2 A4	103,368
FHR 3814 KE	167,215
FHR 3841 NE	168,563
FHR 3864 CA	168,329
FHR 3874 DH	270,333
FHR 3909 UG	548,077
FNMA 0.9 11/07/14	301,936
FNR 2011-23 AB	163,514
FNR 2011-32 QB	174,723
FNR 2011-38 AG	166,521
FNR 2011-69 TB	251,101
FNR 2011-74 BA	174,135
GCCFC 2003-C2 A3	48,112
GE 1 7/8 09/16/13	81,668
GNR 2009-122 DG	257,742
GSMS 2004-GG2 A4	83,947
HAROT 11-1 A3	100,753
JPMCC 2005-LDP1 A4	287,573
LBUBS 2004-C1 A4	241,718
MLMT 2004-MKB1 A4	198,303
MSC 2004-T15 A4	238,273
T 0 3/4 06/15/14	1,296,401
T 0 3/8 11/15/14	3,110,981
TAOT 2011-A A3	100,555

The 401(k) Plan

EIN: 25-1792394 Plan: 098

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Description	Current Value
UST 0 3/4 12/15/13	69,493
WBCMT 2006-C29 A2	6,437
WOART 2011-A A3	95,618
United of Omaha Wrap contract	(205,333)

United of Omaha Fixed Maturity Synthetic #SVW 15102	8,941,579

FHR 2934 OC	46,242
Natixis Financial Products Wrap contract	(207)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	46,035

Total Fixed Maturity Synthetic Contracts	$11,057,384

Separate Account Synthetic Contracts
ING Life & Annuity Co.	$4,783,270
Natixis Wrap contract	(162,416)

Total Separate Account Synthetic Contracts	$4,620,854

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$414,986
BlackRock, 1-3 Year Credit Bond Index Fund	1,660,053
BlackRock, Asset-Backed Sec Index Fund	2,766,857
BlackRock, Comm Mortgage-Backed Sec Fund	415,792
BlackRock, Int Term Credit Bond Index Fund	3,055,465
BlackRock, Int Term Government Bond Index Fund	1,662,325
BlackRock Global Investors, Long Term Government Bond Index Fund	842,228
BlackRock, Mortgage-Backed Sec Index Fund	3,054,107
Monumental Life Ins. Co. Wrap contract	(638,463)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00895TR	13,233,350

Prudential Core Conservative Intermediate Bond Fund	13,603,497
Prudential Wrap Contract	(686,378)

Prudential Constant Duration Synthetic Contract GA 62215	12,917,119

Total Constant Duration Synthetic Contracts	$26,150,469

Participant loans* (4.25% to 9.50%, with maturities through 2026)	$15,766,253

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED THE 401K PLAN

Date: June 25, 2012	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)